Exhibit 99.2
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
BELLUS Health Inc. (the “Company”)
275 Armand-Frappier Blvd.
Laval, Quebec
H7V 4A7
Item 2 Date of Material Change
April 24, 2009
Item 3 News Release
On April 24, 2009, a press release was issued from Laval, Québec and disseminated by CNW Telbec.
Item 4 Summary of Material Change
The Company has announced that the Vice President, Finance and the Chief Financial Officer, Mr. Mariano Rodriguez, will depart from the Company, effective May 22, 2009.
Item 5 Full Description of Material Change
5.1 Full Description of Material Change
On April 24, 2009 the Company announced that the Vice President, Finance and the Chief Financial Officer, Mr. Mariano Rodriguez, will depart from the Company, effective May 22, 2009.
The Company intends to fill the vacant position on an interim basis while a new senior financial executive is recruited.
5.2 Disclosure for Restructuring Transactions
N/A

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7 Omitted Information
N/A
Item 8 Executive Officer
David Skinner
Vice President, General Counsel
and Corporate Secretary
(450) 680-4580
Item 9 Date of Report
April 27, 2009